UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A. Announces Final Results and Expected Final Settlement for its Exchange Offer

August 8, 2024 — Buenos Aires, Argentina

Telecom Argentina S.A. (“Telecom”) announced today the Expiration Date results for its offer to exchange (the “Exchange Offer”) up to U.S.$200,000,000 in aggregate principal amount of its outstanding 8.000% Notes due July 18, 2026 (the “Old Notes”) validly tendered and accepted for exchange for newly issued 9.500% Senior Amortizing Notes due 2031 (the “New Notes”) of Telecom.

The Exchange Offer was made on the terms and subject to the conditions set forth in (i) the exchange offer memorandum, dated July 11, 2024 (the “Exchange Offer Memorandum”), (ii) the supplement to the Exchange Offer Memorandum, dated July 15, 2024 (such supplement together with the Exchange Offer Memorandum, the “Offering Memorandum”), (iii) the related eligibility letter (the “Eligibility Letter” and, together with the Offering Memorandum, the Exchange Offer Documents”) and (iv) Telecom’s press release dated July 25, 2024, whereby Telecom announced an extension of the Early Participation Consideration. Capitalized terms used but not defined herein have the meanings assigned to them in the Exchange Offer Documents.

The Exchange Offer expired at 5:00 p.m., New York City time, on August 8, 2024 (the “Expiration Date”), and is expected to settle on August 9, 2024 (such date, as the same may be extended, the “Final Settlement Date”).

The following table summarizes the Expiration Date results for the Exchange Offer and the principal amount of Old Notes that Telecom has accepted for exchange:

Description of Bonds	CUSIP/ISIN Nos.	Principal Amount Outstanding(1)		Principal Amount Tendered on or prior to the Early Participation Date and Accepted for Exchange(2)		Principal Amount Tendered After the Early Participation Date and on or prior to the Expiration Date and Accepted for Exchange
8.000% Notes due July 18, 2026	Rule 144A: CUSIP No.: 879273 AR1 ISIN No.: US879273AR14 Regulation S: CUSIP No.: P9028N AV3 ISIN No.: USP9028NAV30	U.S.$	400,000,000	U.S.$	115,299,000	U.S.$	1,954,000

(1)	Principal amount outstanding immediately prior to the Early Settlement Date.
(2)	The Early Settlement Date with respect to the Old Notes accepted for exchange on the Early Acceptance Date occurred on July 26, 2024.

The New Notes issued as exchange consideration pursuant to the Exchange Offer will be issued as additional notes under the indenture, dated July 18, 2024, pursuant to which Telecom issued its outstanding U.S.$500,000,000 9.500% senior amortizing notes due 2031 (the “New Money Notes”). The New Notes will be issued pursuant to a Company Order (as defined in the Indenture), in accordance with the terms of Sections 2.01 and 2.09 of the Indenture.

On the terms and subject to the conditions set forth in the Offering Memorandum, Telecom will issue U.S.$1,954,000 aggregate principal amount of New Notes as exchange consideration for Old Notes accepted in the Exchange Offer after the Early Participation Date and on or prior to the Expiration Date. Considering the aggregate principal amount of New Money Notes outstanding prior to the Expiration Date, the aggregate principal amount outstanding of 9.500% senior amortizing notes due 2031 after the Expiration Date is expected to be U.S.$617,217,000 considering, (i) the U.S.$500,000,000 aggregate principal amount of New Notes originally issued by Telecom on July 18, 2024, (ii) the U.S.$115,263,000 aggregate principal amount of New Notes issued by Telecom on July 26, 2024 and (iii) the U.S.$1,954,000 aggregate principal amount of New Notes expected to be issued by Telecom on August 9, 2024.

As a result of being issued in a “qualified reopening” of the New Money Notes under U.S. Treasury Regulation section 1.1275-2(k)), the New Notes will be treated as part of the same issue as the New Money Notes for U.S. federal income tax purposes. As such, although the New Notes are expected to be issued on August 9, 2024, the New Notes will have the same issue date (i.e., July 18, 2024) and issue price as the New Money Notes for U.S. federal income tax purposes.

In accordance with the terms of the Exchange Offer, because the New Notes accrue interest from July 18, 2024 (i.e., the issuance date of the New Money Notes) to the Final Settlement Date and such accrued interest will exceed accrued interest on the Old Notes from the last payment date to the Final Settlement Date, the Accrued Coupon Payment for Old Notes accepted in the Exchange Offer is expected to be zero.

Morrow Sodali International LLC acted as the information and exchange agent (the “Information and Exchange Agent”) for the Exchange Offer. Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Santander US Capital Markets LLC, BBVA Securities Inc., BCP Securities, Inc., Latin Securities, S.A., Agente de Valores, and UBS Securities LLC acted as dealer managers (the “Dealer Managers”) for the Exchange Offer.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Old Notes, the New Notes or the New Money Notes. The Exchange Offer was not made to holders in any jurisdiction in which Telecom was aware that the making of the Exchange Offer would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer was deemed to be made on Telecom’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Exchange Offer may be directed to the Dealer Managers. Requests for additional copies of the Statement and related documents may be directed to the Information and Exchange Agent.

Only holders of Old Notes who returned a duly completed electronic Eligibility Letter certifying that they are (1) “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), (2) located outside of the United States (other than “U.S. persons” (as defined in Rule 902 under the Securities Act)), who are qualified offerees in other jurisdictions and who are not Argentine Entity Offerees (as defined in the Eligibility Letter) or Non-Cooperative Jurisdiction Offerees (as defined in the Eligibility Letter), (3) “non-U.S. persons” who are Argentine Entity Offerees, (4) “non-U.S. persons” who are Non-Cooperative Jurisdictions Offerees, or (5) “non-U.S. persons” who are Eligible Canadian Holders (as defined in the Eligibility Letter), were authorized to receive the Exchange Offer Memorandum and to participate in the Exchange Offer (such holders, “Eligible Holders”).

Forward-Looking Statements

All statements in this announcement, other than statements of historical fact, are forward-looking statements. These statements are based on expectations and assumptions on the date of this announcement and are subject to numerous risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, but are not limited to, market conditions, and factors over which Telecom has no control. Telecom assumes no obligation to update these forward-looking statements, and does not intend to do so, unless otherwise required by law.

The Information and Exchange Agent for the Exchange Offer is:

Morrow Sodali International LLC
E-mail: telecomargentina@investor.morrowsodali.com
Exchange Offer Website: https://projects.morrowsodali.com/telecomargentinaexchange

In London 103 Wigmore Street W1U 1QS London Telephone: +44 20 4513 6933	In Stamford 333 Ludlow Street, South Tower, 5th Floor Stamford, CT 06902 Telephone: +1 203 658 9457

The Dealer Managers for the Exchange Offer are:

Deutsche Bank Securities Inc. 1 Columbus Circle New York, New York, 10019 United States Attention: Liability Management Call Collect: (212) 250-2955 Toll-Free: (866) 627-0391	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 United States Attention: Latin America Debt Capital Markets Call Collect: (212) 834-7279 Toll-Free: (866) 846-2874	Santander US Capital Markets LLC 437 Madison Ave New York, New York 10022 United States Attention: Liability Management Call Collect: (212) 350-0660 Toll-Free: (855) 404-3636

BBVA Securities Inc.

1345 Avenue of the Americas,

44th Floor

New York, New York 10105

United States of America

Attn: Liability Management

Collect: +1 (212) 728 2446

U.S. Toll Fee: +1 (800) 422 8692

Email: liabilitymanagement@bbva.com

BCP Securities, Inc. 289 Greenwich Avenue Greenwich, CT 06830 United States Attention: James Harper (203) 629-2186 Email: jharper@bcpsecurities.com	Latin Securities S.A. Agente de Valores Zonamérica Ruta 8, Km 17,500 Edificio M2, Ofic. 002 Montevideo, CP 91600 Uruguay Attention: m.sagaseta@latinsecurities.com.uy	UBS Securities LLC 1285 Avenue of the Americas New York, NY 10019 Attention: Liability Management Group Call Collect: (212) 882-5723 Toll Free: (833) 690-0971 Email: Americas-lm@ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 8, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations